November 19, 2018

Joel Mostrom
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

       Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 8, 2018
           Response Dated September 27, 2018
           File No. 001-36876

Dear Mr. Mostrom:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Note 10   Provision for Income Taxes, page 85

1. Please provide us with an updated comparable tabular analysis for the three years ended
      December 31, 2017, the year ended December 31, 2017, and the six months ended June
      30. 2018, incorporating the items noted during our recent conference call. In addition, address the following related to your tabular analysis:
        Provide the underlying calculations relating to each component of the interest-related adjustments. For the six months ended 6/30/18, clarify why the $61.2 million exceeds reported interest expense;
        Describe to us in greater detail, including illustrative calculations or examples, your assertion that if certain expenses were not added back there would be an approximate
 Joel Mostrom
FirstName LastNameJoel Mostrom
Babcock & Wilcox Enterprises, Inc.
Comapany 19, 2018
November NameBabcock & Wilcox Enterprises, Inc.
Page 2
November 19, 2018 Page 2
FirstName LastName
             70% offsetting impact to the interest-related adjustments. Also, address whether the offsetting impact would change or be limited as the amount of excluded expenses increased;
             Regarding the restructuring charges that you assert would permanently reduce fixed costs, address whether you considered the extent to which those fixed costs could have contributed to the generation of pre-tax income or reduction of pre-tax losses for the periods indicated;
             Identify any nonrecurring charges or gains that were not adjusted for in arriving at
             "Adjusted U.S. historical pre-tax income" because they were deemed to relate to the ongoing core operations of the U.S. taxable entities.
             Provide the comparable tabular analysis for the three months ended September 30,
             2018.
2. Regarding the alternative analysis for 2017 that shows the years to recover finite-lived
         U.S. net deferred tax assets as being 9.4 years, please confirm our understanding that a similar analysis for all U.S. net deferred tax assets would imply a recovery period of approximately 43 years. If so, please address why you believe such an extended recovery period is appropriate given the operational and financial challenges you have experienced and presumably will continue to face.
3. Please address how the "Adjusted U.S. historical pre-tax income," which you identified as being an objective, verifiable annual forecast of pre-tax income, compares to your forecasted results for future periods.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Note 8 - Provision for Income Taxes, page 19

4. Please provide us with an analysis of the specific facts and circumstances that changed during the three months ended September 30, 2018 that lead you to conclude that an increase in your valuation allowance against your remaining net deferred tax assets was necessary. As part of your response, please quantify the impact that the removal of
         PBRRC's taxable income had on your "Adjusted U.S. historical pre-tax income," and identify any other changes in circumstances that occurred during the three months ended
         September 30, 2018.
5. Notwithstanding the comments above, please expand your disclosures to enable readers to understand the specific positive and negative evidence management evaluated in arriving at the conclusion that a full valuation allowance was necessary as of September 30, 2018.
         Ensure you discuss any changes in the weighting of such evidence.


       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Joel Mostrom
Babcock & Wilcox Enterprises, Inc.
November 19, 2018
Page 3

action by the staff.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Jeanne
Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844, or Sherry Haywood, Staff Attorney, at (202) 551-3345, with any other questions.



                                                           Sincerely,
FirstName LastNameJoel Mostrom
                                                           Division of
Corporation Finance
Comapany NameBabcock & Wilcox Enterprises, Inc.
                                                           Office of
Manufacturing and
November 19, 2018 Page 3                                   Construction
FirstName LastName